Filed by ArcLight Clean Transition Corp. II pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ArcLight Clean Transition Corp. II
Commission File No. 001-40272

OPAL Fuels Announces Appointment of Todd Firestone as Vice President of Investor Relations and Corporate Development

WHITE PLAINS, N.Y. – (July 12, 2022) – OPAL Fuels LLC, a vertically integrated producer and distributor of renewable natural gas (RNG), today announced the appointment of Todd Firestone as Vice President of Investor Relations and Corporate Development. Reporting to Ann Anthony, Chief Financial Officer, Todd will work as the company’s primary liaison with the investor and analyst communities, and serve as a key advisor to the leadership team on various growth initiatives. He will also manage communications related to the earnings process and other shareholder-related matters as part of the company’s comprehensive Investor Relations program.

“We’re pleased to have Todd join our team and lead our Investor Relations efforts. He brings a wealth of experience working with investors and analysts and has tremendous knowledge of renewable fuels and energy infrastructure,” said Anthony. “He will help us to establish and grow meaningful relationships with stakeholders as we execute our growth plan and deliver on our mission to replace diesel fuel and help decarbonize the heavy-duty transportation sector.”

Prior to joining the OPAL Fuels team, Todd was a Director at Evercore ISI, where he most recently served as the lead research analyst covering companies in the midstream, renewable fuels, and refining sectors. Prior to that, he held positions with Morgan Stanley and Vantage Energy LLC. He graduated from the University of Michigan with a Bachelor of Arts in History and earned a Master of Business Administration from University of Colorado.

“I’m excited to be a part of the next chapter of the OPAL Fuels story,” said Firestone. “Our platform for the production and distribution of RNG is a powerful tool in the effort to decarbonize our economy. I look forward to working with current and prospective shareholders and the financial community at large to educate on and guide their thinking about our company to help drive strong shareholder returns.”

RNG is an abundant and proven low-cost, low-carbon fuel, chemically identical to the natural gas Americans use to cook and heat their homes, with one critical difference: it's not a fossil fuel pumped from the ground. Instead, RNG is created by capturing and purifying methane emissions from decomposed organic matter created by landfill and animal waste.

About OPAL Fuels LLC

OPAL Fuels LLC, a Fortistar portfolio company, is a leading vertically integrated renewable fuels platform involved in the production and distribution of renewable natural gas (RNG) for the heavy-duty truck market. RNG is a proven low-carbon fuel that is rapidly decarbonizing the transportation industry now while also significantly reducing costs for fleet owners. OPAL Fuels captures harmful methane emissions at the source and recycles the trapped energy into a commercially viable, lower-cost alternative to diesel fuel. OPAL Fuels also develops, constructs, and services RNG and hydrogen fueling stations. As a producer and distributor of carbon-reducing fuel for heavy-duty truck fleets for more than a decade, the company delivers best-in-class, complete renewable solutions to customers and production partners. To learn more about OPAL Fuels and how it is leading the effort to capture North America’s harmful methane emissions and decarbonize the transportation industry, please visit www.opalfuels.com and follow the company on LinkedIn and Twitter at @OPALFuels.

OPAL Fuels also previously announced an agreement for a business combination with ArcLight Clean Transition Corp. II (Nasdaq: ACTD) (“ArcLight”), which is expected to result in OPAL Fuels becoming a public company listed on the Nasdaq Stock Exchange. A special meeting of ArcLight shareholders to approve the pending business combination is scheduled to be held on July 15, 2022.

About ArcLight Clean Transition Corp. II

ArcLight, led by Chairman Daniel Revers and President and Chief Executive Officer Jake Erhard, is a special purpose acquisition company formed for the purpose of effecting a capital stock exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses focused on opportunities created by the accelerating transition toward sustainable use of energy and natural resources.

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Important Information and Where to Find It

ArcLight has filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), in connection with the proposed business combination (the “Business Combination”) involving ArcLight and OPAL Fuels. The Registration Statement was declared effective on June 27, 2022. ArcLight has mailed the definitive proxy statement/prospectus (the “Proxy Statement”) and other relevant documents to shareholders of ArcLight as of a record date, June 1, 2022. ArcLight’s shareholders and other interested persons are advised to read, the preliminary proxy statement/prospectus, and amendments thereto, and the Proxy Statement in connection with ArcLight’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination because the Proxy Statement contains important information about ArcLight, OPAL Fuels and the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement and Proxy Statement, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by ArcLight may be obtained free of charge from ArcLight at https://www.arclightclean.com or by directing a request to: ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor, Boston, MA 02116.

Participants in the Solicitation

ArcLight, OPAL Fuels and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ArcLight’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ArcLight’s directors and officers, and OPAL Fuels’ directors and executive officers, in ArcLight’s filings with the SEC, including the Registration Statement.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or ArcLight’s or OPAL Fuels’ future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and OPAL Fuels and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement and other filings with the Securities and Exchange Commission (SEC), as well as (1) the inability to complete the proposed transaction; (2) factors associated with companies, such as OPAL Fuels, that are engaged in the production and integration of renewable natural gas (RNG), including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; (3) macroeconomic conditions related to the global COVID-19 pandemic; (4) the effects of increased competition; (5) contractual arrangements with, and the cooperation of, landfill and livestock waste site owners and operators, on which OPAL Fuels operates its landfill gas and livestock waste projects that generate electricity and RNG prices for environmental attributes, low carbon fuel standard credits and other incentives; (6) the ability to identify, acquire, develop and operate renewable projects and RNG fueling stations; (7) the failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11) the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and OPAL Fuels expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or OPAL Fuels’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact information

OPAL Fuels

Media

Jason Stewart

Senior Director Public Relations and Marketing

914-421-5336

jstewart@opalfuels.com

ICR, Inc.

OPALFuelsPR@icrinc.com

Investors

ICR, Inc.

OPALFuelsIR@icrinc.com